OMB APPROVAL
                                              ------------
                   UNITED STATES              OMB Number: 3235-0145
        SECURITIES AND EXCHANGE COMMISSION    Expires: October 31, 2002
                 Washington, D.C. 20549       Estimated average burden
                                              hours per response: 14.90

                   SCHEDULE 13D

    UNDER THE SECURITIES EXCHANGE ACT OF 1934
               (AMENDMENT NO. 1)*

        Alternative Resources Corporation
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                (Name of Issuer)


            Common Stock, $.01 par value
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           (Title of Class of Securities)


                     02145R
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                 (CUSIP Number)


              Wynnchurch Capital, Ltd.
             150 Field Drive, Suite 165
             Lake Forest, Illinois 60045
                  (847) 604-6100
             Attention: John A. Hatherly

                   with a copy to:

               Mark T. Kindelin, Esq.
               Barry L. Fischer, Esq.
                 Altheimer & Gray
               10 South Wacker Drive
               Chicago, Illinois 60606
                  (312) 715-4000
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 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                  August 5, 2002
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
Check the following box if a fee is being paid with the statement. / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 02145R                             Page 2 of 43 Pages
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1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch Capital Partners, L.P.
-----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) /x/
    (b)/ /
-----------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------
4.  SOURCE OF FUNDS:  WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
-----------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 7,380,312<F2>
  BENEFICIALLY  -------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       -------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 7,380,312<F2>
    PERSON      -------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 15,000,000<F1>
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: / /
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     45.9%<F3>
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN
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
<F1>
Based on (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 1,968,083 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 2,031,917 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.
<F2>
Power is exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.
<F3>
Based on 32,702,819 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of May 6, 2002, as disclosed on Issuer's
10Q filed with the SEC on May 15, 2002, and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

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CUSIP No. 02145R                             Page 3 of 43 Pages
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1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch Partners, L.P.
-----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /x/
-----------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------
4.  SOURCE OF FUNDS:  Not applicable
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
-----------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 7,380,312<F1>
  BENEFICIALLY  -------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       -------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 7,380,312<F1>
    PERSON      -------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 15,000,000<F1>
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: / /
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     45.9%<F2>
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN
-----------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.
<F2>
Based on 32,702,819 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of May 6, 2002, as disclosed on Issuer's 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

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CUSIP No. 02145R                             Page 4 of 43 Pages
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1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch Management, Inc.
-----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /x/
-----------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------
4.  SOURCE OF FUNDS:  Not applicable
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
-----------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 7,380,312<F1>
  BENEFICIALLY  -------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       -------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 7,380,312<F1>
    PERSON      -------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 15,000,000<F1>
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: / /
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     45.9%<F2>
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  CO
-----------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch Partners, L.P.
<F2>
Based on 32,702,819 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of May 6, 2002, as disclosed on Issuer's 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

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CUSIP No. 02145R                             Page 5 of 43 Pages
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1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch Capital Partners Canada, L.P.
-----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) /x/
    (b) / /
-----------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------
4.  SOURCE OF FUNDS:  WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Alberta, Canada
-----------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 7,619,688<F2>
  BENEFICIALLY  -------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       -------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 7,619,688<F2>
    PERSON      -------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 15,000,000<F1><F2>
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  / /
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     (11):  45.9%<F3>
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN
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
<F1>
Based on (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 1,968,083 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 2,031,917 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.
<F2>
Power is exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.
<F3>
Based on 32,702,819 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of May 6, 2002, as disclosed on Issuer's 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

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CUSIP No. 02145R                             Page 6 of 43 Pages
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1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch Partners Canada, L.P.
-----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /x/
-----------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------
4.  SOURCE OF FUNDS:  Not applicable
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Alberta, Canada
-----------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 7,619,688<F1>
  BENEFICIALLY  -------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       -------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 7,619,688<F1>
    PERSON      -------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 15,000,000<F1>
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  / /
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     (11):  45.9%<F2>
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN
-----------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch Capital Partners Canada, L.P.
<F2>
Based on 32,702,819 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of May 6, 2002, as disclosed on Issuer's 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

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CUSIP No. 02145R                             Page 7 of 43 Pages
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1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch GP Canada, Inc.
-----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /x/
-----------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------
4.  SOURCE OF FUNDS: Not applicable
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
-----------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 7,619,688<F1>
  BENEFICIALLY  -------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       -------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 7,619,688<F1>
    PERSON      -------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 15,000,000<F1>
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  / /
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11):  45.9%<F2>
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  CO
-----------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch Partners Canada, L.P.
<F2
Based on 32,702,819 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of May 6, 2002, as disclosed on Issuer's 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes
(as herein defined).

     This Amendment No. 1 amends the Schedule 13D (the
"Original Schedule 13D") filed with the Securities Exchange Commission ("SEC") on February 8, 2002. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original
Schedule 13D.

Item 4.   Purpose of Transaction.
          ----------------------

Item 4 is hereby amended and restated as follows:

     The Reporting Persons acquired the Warrants, the Contingent
Warrants and the Notes pursuant to a Securities Purchase
Agreement dated January 31, 2002, between the Issuer and
Wynnchurch US and Wynnchurch Canada (the "Purchase Agreement") attached as an exhibit hereto and incorporated herein by reference.

     In connection with the Purchase Agreement, Wynnchurch US and Wynnchurch Canada purchased the Notes, which are convertible at any time into newly issued Shares at a conversion price of $2.50 per Share (subject to adjustment upon the occurrence of certain events which may have a dilutive effect on the Shares or the conversion price), provided that the amount converted is the lesser of (i) at least One Million Dollars ($1,000,000) of the remaining outstanding principal amount of such Note or (ii) the remaining outstanding principal amount of the Note. The Notes bear interest at a rate of 15%, payable quarterly, with the total principal amount due January 31, 2009.

     In connection with the Purchase Agreement, Wynnchurch US and Wynnchurch Canada purchased the Warrants, which entitle Wynnchurch US and Wynnchurch Canada to purchase an aggregate total of 10,000,000 newly issued Shares at an exercise price of $0.55 per Share. The Warrants may be exercised at any time until January 31, 2012, provided, however, that if the warrant holder elects not to exercise pursuant to the Warrants on the consummation of a Major Transaction by Issuer (as defined below) in which the Issuer's stockholders do not receive or continue to hold publicly traded securities, the Warrants will expire.

     Also, in connection with the Purchase Agreement, Wynnchurch US and Wynnchurch Canada purchased the Contingent Warrants, which entitle Wynnchurch US and Wynnchurch Canada to purchase from Issuer, an aggregate total of 1,000,000 Shares, at an exercise price of $0.73 per share, pursuant to the terms of the Contingent Warrants. The Contingent Warrants are not exercisable until a "Trigger Date," which is the earlier of April 30, 2003 or the consummation of a "Major Transaction" by the Issuer, which is defined as: (w) a consolidation or merger by the Issuer with any other corporation or entity (other than a merger in which the Issuer is the surviving or continuing entity and its capital stock is unchanged and unissued in such transaction which does not result in a Change of Control (as defined in the Purchase Agreement) or (x) any share exchange pursuant to which all of the outstanding Shares are converted into other securities or property or (y) any reclassification or change of the outstanding Shares or (z) the sale by Issuer of all or substantially all of its assets. If prior to such Trigger Date the Issuer makes certain deliveries to Wynnchurch US and Wynnchurch Canada of audited 2002 financial statements and other documents as described in the Contingent Warrants, then such Contingent Warrants will automatically expire.

     In addition, in connection with the Purchase Agreement, Wynnchurch US, Wynnchurch Canada and the Issuer entered into a Registration Rights Agreement dated as of January 31, 2002 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, which is attached hereto as an exhibit and incorporated herein by reference, Wynnchurch US and Wynnchurch Canada have certain rights to require the Issuer to register the Shares held by Wynnchurch US and Wynnchurch Canada.

     In connection with the Purchase Agreement, Mr. Hatherly and Frank G. Hayes were appointed to the Board of Directors of the Issuer (the "Board") on February 4, 2002 to fill two vacancies on the Board, and Mr. Hatherly was appointed to the Compensation Committee of the Board. In addition, pursuant to the Purchase Agreement, for so long as either (x) $2,500,000 in aggregate principal amount of Notes are held by Wynnchurch Canada and Wynnchurch US or (y) Warrants or Warrant Shares representing at least twenty percent (20%) of the outstanding Shares (assuming exercise of the Warrants in full) are held by Wynnchurch Canada and Wynnchurch US, Wynnchurch Canada and Wynnchurch US shall have the right to cause the Board to be increased to up to 9 members from its present 7 members and to designate up to two additional members to fill those newly created directorships (for a total of up to four (4) members) for appointment to the Board, exercisable through written notice delivered to the Issuer. Subsequent to the filing of the Original Schedule 13D, Wynnchurch US and Wynnchurch Canada caused the Board to be increased to nine (9) members. Pursuant to the Purchase Agreement, Wynnchurch US and Wynnchurch Canada have certain pre-emptive rights in the event that the Issuer should issue new securities.

     Under the terms of the Purchase Agreement, the Issuer is bound by certain negative and affirmative covenants and will remain bound by certain of the covenants as long as $1,000,000 aggregate principal of the Notes remains outstanding.

     In order to defray a portion of the cost of compensating the new Chairman of the Board of Issuer, Mr. Robert Stanojev, on August 5, 2002, Wynnchurch US and Wynnchurch Canada entered into a Subscription Agreement with Mr. Stanojev, which is attached hereto as an exhibit and incorporated herein by reference, pursuant to which Mr. Stanojev subscribed for and purchased a stock purchase warrant (the "Stanojev Warrant") from Wynnchurch US and Wynnchurch Canada to purchase up to 500,000 Shares. Pursuant to the Stanojev Warrant, which is attached hereto as an exhibit and incorporated herein by reference, Mr. Stanojev is entitled to purchase from Wynnchurch US and Wynnchurch Canada an aggregate total of 500,000 Shares at an exercise price of $0.73
per Share.   The Stanojev Warrant vests one-third per year over
three years (assuming Mr. Stanojev is serving as Chairman of Issuer at such time). Vesting of the Stanojev Warrant shall be accelerated under certain conditions, as set forth in the Stanojev Warrant.

     In addition, Wynnchurch US, Wynnchurch Canada and the Issuer entered into a Letter Agreement on August 4, 2002, a copy of which is attached hereto as an exhibit and incorporated herein by reference, pursuant to which the parties amended the Securities Purchase Agreement and agreed that in connection with the expansion of the size of the Board to ten (10) members, effective with Mr. Stanojev's election as Chairman of the Board, the number of members of the Board would equal the sum of six (6) plus the number of Wynnchurch Directors (as defined in the Securities Purchase Agreement) until the earlier of (i) the resignation of a director other than a Wynnchurch Director or (ii) the 2003 annual meeting of the Issuer's stockholders.

     In connection with the Stanojev Warrant, on August 5, 2002, Wynnchurch US, Wynnchurch Canada, Robert Stanojev and the Issuer entered into a Joinder Agreement, which is attached hereto as an exhibit and incorporated herein by reference, pursuant to which the parties agreed that any Shares acquired by Mr. Stanojev through exercise of the Stanojev Warrant would be covered by certain provisions of the Registration Rights Agreement.

     Consistent with such reporting requirements and rights, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects. The Reporting Persons acquired the Notes, Warrants and Contingent Warrants reported herein, in connection with the Purchase Agreement, for investment purposes.

     Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire, subject to transfer restrictions contained in the Purchase Agreement or imposed by law.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

Item 5 is hereby amended and restated as follows:

     Each of the calculations in this Item 5 is based on 32,702,819 shares of common stock outstanding, computed by adding the 17,702,819 Shares outstanding as of May 6, 2002, as reported in the Issuer's most recent 10Q and the 15,000,000 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined). Each of the calculations in this Item assumes the exercise of the Warrants held by Wynnchurch US and Wynnchurch Canada into 10,000,000 Shares (which Warrants are currently exercisable or exercisable within sixty days of the date hereof), the full conversion of the Notes held by Wynnchurch US and Wynnchurch Canada into 4,000,000 Shares, and the exercise of the Contingent Warrants held by Wynnchurch US and Wynnchurch Canada into 1,000,000 Shares (which Contingent Warrants are not currently exercisable, but may become exercisable within sixty days of the date hereof upon the occurrence of a Major Transaction as described herein within such period). Statements regarding power to vote and dispose of the Shares assume that the Warrants and Contingent Warrants have been exercised and the Notes converted, and further assumes that the Stanojev Warrant has not been exercised (which would decrease the beneficial ownership of the Reporting Persons herein).

     (a)

     Wynnchurch US
     -------------

     The aggregate number of Shares that Wynnchurch US may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 15,000,000, including the Shares beneficially owned by Wynnchurch Canada, which constitutes approximately 45.9% of the outstanding Shares.

     US GP
     -----

     As the sole general partner of Wynnchurch US, US GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,000,000 Shares, which constitutes approximately 45.9% of the outstanding Shares. US GP disclaims beneficial ownership of all such Shares.

     US Management
     -------------

     As the sole general partner of US GP, US Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,000,000 Shares, which constitutes approximately 45.9% of the outstanding Shares. US Management disclaims beneficial ownership of all such Shares.

     Wynnchurch Canada
     -----------------

     The aggregate number of Shares that Wynnchurch Canada may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 15,000,000 Shares, including the Shares beneficially owned by Wynnchurch US, which constitutes approximately 45.9% of the outstanding Shares.

     Canada GP
     ---------

     As the sole general partner of Wynnchurch Canada, Canada GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,000,000 Shares, which constitutes approximately 45.9% of the outstanding Shares. Canada GP disclaims beneficial ownership of all such Shares.

     Canada Management
     -----------------

     As the sole general partner of Canada GP, Canada Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,000,000 Shares, which constitutes approximately 45.9% of the outstanding Shares. Canada Management disclaims beneficial ownership of all such Shares.

     (b)

     Wynnchurch US
     -------------

     Acting through its sole general partner, Wynnchurch US has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,380,312 Shares.

     US GP
     -----

     Acting through its sole general partner and in its capacity as the sole general partner of Wynnchurch US, US GP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,380,312 Shares.

     US Management
     -------------

     As the general partner of US GP, which is the general partner of Wynnchurch US, US Management has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,380,312 Shares.

     Wynnchurch Canada
     -----------------

     Acting through its sole general partner, Wynnchurch Canada has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,619,688 Shares.

     Canada GP
     ---------

     Acting through its sole general partner and in its capacity as the sole general partner of Wynnchurch Canada, Canada GP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,619,688 Shares.

     Canada Management
     -----------------

     As the general partner of Canada GP, which is the general partner of Wynnchurch Canada, Canada Management has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,619,688 Shares.

     (c)  To the best of the knowledge of each of the Reporting
Persons, except as described herein, none of the persons named in response to paragraph (a) has effected any transaction in Shares during the past sixty (60) days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------

Item 6 is hereby amended and restated as follows:

     Except as set forth herein or in the Exhibits filed herewith and incorporated herein by reference, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Shares of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the Shares of the Issuer.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

Item 7 is hereby amended and restated as follows:

     Exhibit 1      Statement made pursuant to Rule 13d-1(k)
                    (1)(iii) of Regulation 13D-G of the General
                    Rules and Regulations under the Securities
                    Exchange Act of 1934, as amended.

     Exhibit B      Securities Purchase Agreement dated
                    January 31, 2002, between Issuer,
                    Wynnchurch US and Wynnchurch Canada
                    (incorporated by reference to Exhibit B
                    of the Original Schedule 13D filed on
                    February 8, 2002).

     Exhibit C      Senior Subordinated Note dated January 31,
                    2002, in the principal amount of
                    $4,920,208 to the order of Wynnchurch
                    US (incorporated by reference to Exhibit C of the Original Schedule 13D filed on February
                    8, 2002).

     Exhibit D      Senior Subordinated Note dated January 31, 2002,
                    in the principal amount of $5,079,792 to the order of Wynnchurch Canada (incorporated by reference to Exhibit D of the Original
                    Schedule 13D filed on February 8, 2002).

     Exhibit E      Warrant to purchase 4,920,208 Shares
                    issued to Wynnchurch US (incorporated
                    by reference to Exhibit E of the Original
                    Schedule 13D filed on February 8, 2002).

     Exhibit F      Warrant to purchase 5,079,792 Shares
                    issued to Wynnchurch Canada (incorporated by reference to Exhibit F of the Original
                    Schedule 13D filed on February 8, 2002).

     Exhibit G      Contingent Warrant to purchase 492,021
                    Shares issued to Wynnchurch US
                    (incorporated by reference to Exhibit G
                    of the Original Schedule 13D filed on
                    February  8, 2002).

     Exhibit H      Contingent Warrant to purchase  507,979
                    Shares issued to Wynnchurch Canada
                    (incorporated by reference to Exhibit H
                    of the Original Schedule 13D filed on
                    February 8, 2002).

     Exhibit I      Registration Rights Agreement dated
                    January 31, 2002 by and among Issuer,
                    Wynnchurch US and Wynnchurch Canada
                    (incorporated by reference to Exhibit I
                    of the Original Schedule 13D filed on
                    February 8, 2002).

     Exhibit J      Power of Attorney for Wynnchurch US,
                    US GP and US Management (incorporated
                    by reference to Exhibit J of the
                    Original Schedule 13D filed on
                    February 8, 2002).

     Exhibit K      Power of Attorney for Wynnchurch
                    Canada, Canada GP, and Canada
                    Management (incorporated by reference
                    to Exhibit K of the Original Schedule 13D filed on February 8, 2002).

     Exhibit L      Subscription Agreement among Wynnchurch
                    US, Wynnchurch Canada and Robert Stanojev dated August 5, 2002.

     Exhibit M      Warrant to purchase 500,000 Shares issued
                    to Robert Stanojev by Wynnchurch US and
                    Wynnchurch Canada.

     Exhibit N      Letter Agreement regarding Issuer's Board
                    Composition among Wynnchurch US, Wynnchurch
                    Canada and Issuer dated August 4, 2002.

     Exhibit O      Joinder Agreement regarding Registration
                    Rights Agreement among Wynnchurch US,
                    Wynnchurch Canada, Robert Stanojev and
                    Issuer dated August 5, 2002.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2002
                              WYNNCHURCH CAPITAL PARTNERS, L.P.

                              By:  Wynnchurch Partners, L.P., its
                                   general partner

                                   By:  Wynnchurch Management, Inc.,
                                       its general partner


                                   By:    /s/ John A. Hatherly*
                                          ----------------------
                                   Name:  John A. Hatherly
                                   Its: President

                              WYNNCHURCH CAPITAL PARTNERS CANADA,
                              L.P.

                              By:  Wynnchurch Partners Canada,
                                   L.P., its general partner

                                   By:  Wynnchurch GP Canada,
                                        Inc., its general partner


                                   By:  /s/ John A. Hatherly*
                                        ----------------------
                                   Name:  John A. Hatherly
                                   Its:   President

                              WYNNCHURCH PARTNERS, L.P.

                              By:  Wynnchurch Management, Inc.,
                                   its general partner

                              By:  /s/ John A. Hatherly*
                                   ---------------------
                              Name:  John A. Hatherly
                              Its:   President

                              WYNNCHURCH MANAGEMENT, INC.


                              By:  /s/ John A. Hatherly*
                                   ----------------------
                              Name:  John A. Hatherly
                              Its: President

                              WYNNCHURCH PARTNERS CANADA, L.P.

                              By:  Wynnchurch GP Canada, Inc.,
                                   its general partner


                              By:   /s/ John A. Hatherly*
                                    ----------------------
                              Name: John A. Hatherly
                              Its:  President

                              WYNNCHURCH GP CANADA, INC.


                              By:   /s/ John A. Hatherly*
                                    ----------------------
                              Name: John A. Hatherly
                              Its:  President

*By: /s/ Barry L. Fischer
     --------------------
     Barry L. Fischer
     Attorney-in-Fact

                         EXHIBIT INDEX
                         -------------
                                                            Exhibit
                                                            Page No.
                                                            -------

     Exhibit 1    Statement made pursuant to Rule 13d-1(k)
                  (1)(iii) of Regulation 13D-G of the
                  General Rules and Regulations under
                  the Securities Exchange Act of 1934,
                  as amended.                                   1

     Exhibit B    Securities Purchase Agreement dated
                  January 31, 2002, between Issuer,
                  Wynnchurch US and Wynnchurch Canada
                  (incorporated by reference to Exhibit
                  B of the Original Schedule 13D filed
                  on February 8, 2002).

     Exhibit C    Senior Subordinated Note dated
                  January 31, 2002, in the principal
                  amount of $4,920,208 to the order
                  of Wynnchurch US (incorporated
                  by reference to Exhibit C of the
                  Original Schedule 13D filed on
                  February 8, 2002).

     Exhibit D    Senior Subordinated Note dated
                  January 31, 2002, in the principal
                  amount of $5,079,792 to the order
                  of Wynnchurch Canada (incorporated
                  by reference to Exhibit D of the
                  Original Schedule 13D filed on
                  February 8, 2002).

     Exhibit E    Warrant to purchase 4,920,208 Shares
                  issued to Wynnchurch US (incorporated
                  by reference to Exhibit E of the
                  Original Schedule 13D filed on
                  February 8, 2002).

     Exhibit F    Warrant to purchase 5,079,792 Shares
                  issued to Wynnchurch Canada (incorporated by reference to Exhibit F of the Original
                  Schedule 13D filed on February 8, 2002).

     Exhibit G   Contingent Warrant to purchase 492,021
                 Shares issued to Wynnchurch US
                 (incorporated by reference to
                 Exhibit G of the Original Schedule
                 13D filed on February 8, 2002).

     Exhibit H    Contingent Warrant to purchase 507,979
                  Shares issued to Wynnchurch Canada
                  (incorporated by reference to
                  Exhibit H of the Original Schedule
                  13D filed on February 8, 2002).

     Exhibit I    Registration Rights Agreement dated
                  January 31, 2002 by and among Issuer,
                  Wynnchurch US and Wynnchurch Canada
                  (incorporated by reference to Exhibit I
                  of the Original Schedule 13D filed on
                  February 8, 2002).

     Exhibit J    Power of Attorney for Wynnchurch US, US
                  GP and US Management (incorporated by
                  reference to Exhibit J of the Original
                  Schedule 13D filed on February 8, 2002).

     Exhibit K    Power of Attorney for Wynnchurch Canada,
                  Canada GP, and Canada Management
                  (incorporated by reference to Exhibit K
                  of the Original Schedule 13D filed on
                  February 8, 2002).

     Exhibit L    Subscription Agreement among Wynnchurch
                  US, Wynnchurch Canada and Robert Stanojev
                  dated August 5, 2002.                             2

     Exhibit M    Warrant to purchase 500,000 Shares issued
                  to Robert Stanojev by Wynnchurch US and
                  Wynnchurch Canada.                               11

     Exhibit N    Letter Agreement regarding Issuer's Board
                  Composition among Wynnchurch US,
                  Wynnchurch Canada and Issuer dated
                  August 4, 2002.                                  23

     Exhibit O    Joinder Agreement regarding Registration
                  Rights Agreement among Wynnchurch US,
                  Wynnchurch Canada, Robert Stanojev
                  and Issuer dated August 5, 2002.                 25